October 13, 2008
Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: H. Christopher Owings and John Fieldsend
Re:      TeleTech Holdings, Inc.
           Annual Report on Form 10-K for the Year Ended December 31, 2007 (File No. 1-11919)
Ladies and Gentlemen:
     We have set forth below the responses of TeleTech Holdings, Inc. (the “Company”) to comments of the staff of the Securities and Exchange Commission (the “Staff”) set forth in a letter dated September 29, 2008 from H. Christopher Owings, Assistant Director, to Kenneth D. Tuchman, Chief Executive Officer of the Company. The Staff’s comments were made with respect to the Annual Report on Form 10-K of the Company with respect to the year ended December 31, 2007 (the “Form 10-K”).
     For convenient reference, the Company has set forth below in italics each of the Staff’s comments set forth in the letter dated September 29, 2008 and has keyed its responses to the heading and numbering of those comments.
Item 7. Management’s Discussion and Analysis of Financial Condition..., page 26
1.	In future filings, please expand this section to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, or income, or result in your liquidity decreasing or increasing in any material way. See Item 303 of Regulation S-K and SEC Release No. 33-8350. For example, on page 27, you state that you believe that the global demand for your services is being fueled by four trends. Please explain why you believe these trends are occurring and how they will impact you in the future. As another example, in your Our Strategy subsection on page 27, you state that you aim to improve your competitive position by investing in a growing suite of new and innovated business process services across your targeted industries. In this regard, you state that your business strategy includes five elements. Please discuss in greater detail these new and innovated business process services and explain how you believe they and your business strategy elements will impact your operations in the future. As a further example, on page 28, you state that you have experienced strong growth in your offshore delivery centers. Please discuss whether you believe this growth will continue going forward and explain the reasons for your beliefs.

In future filings, we will expand the MD&A section to discuss known material trends, demands, commitments, events, or uncertainties, that will have, or are reasonably likely to have, a material impact on our financial condition, operating performance, revenues, or income, or result in our liquidity decreasing or increasing in any material way as specified in your comment above. Please see our proposed revisions to the disclosure in our 2007 Form 10-K, which are set forth (in pertinent part) in Appendix A.
Results of Operations, page 54
2.	In this subsection and in your Liquidity and Capital Resources subsection on page 59, you discuss the changes in operation and cash flow amounts between the periods. However, the dollar amounts you disclose mostly

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October 13, 2008

repeat information that is available from the face of the financial statements. Therefore, in future filings, please expand this information to explain the reasons for period-to-period changes. In this regard, where you identify intermediate causes of changes in your operating results, please be sure to fully describe the reasons underlying these causes. Finally, where changes in items are caused by more than one factor, please quantify the effect of each factor on the change, if possible. See Item 303 of Regulation S-K and SEC Release No. 33-8350. Please consider the following examples, but realize that these are examples only and not an exhaustive list of the revisions you should contemplate making:
•	On page 54, you state that the revenue for North American BPO for 2007 compared to 2006 increased from $814.4 million to $955.8 million due to new client programs, the expansion of existing client programs, and the inclusion of full-year revenue from DAC. Please discuss the underlying reasons for each of these factors that caused the revenue growth from 2006 to 2007 and quantify their effect on that growth.

•	On page 58, you state that the selling, general, and administrative expenses for North American BPO increased from $83.6 million in 2005 to $112.7 million in 2006 due to higher stock option expense, the acquisition of DAC, and the increased allocation of corporate-level operating expenses. Please discuss the underlying reasons for each of these factors and quantify their effect on the change.

•	On page 60, you state that the change in cash flows from financing activities from 2006 to 2007 was due to a decrease in net borrowings on your line of credit, a decrease in proceeds from stock option exercises, an increase of payments to minority shareholders, and an increase in purchases of your outstanding stock. Also, you state that the change from 2005 to 2006 was due to a decrease in the purchase of your outstanding stock and an increase in exercises of stock options. Please discuss the underlying reasons for each of these factors and quantify their effect on the changes.
In future filings, we will expand the results of operations and liquidity and capital resources sections to discuss the information requested in your comment above. We note that the examples above pertain to the year ended 2007 compared to 2006 and the year ended 2006 compared to 2005. We have proposed changes to our disclosure for the year ended 2007 compared to 2006 as an example of how we will change our disclosures in future filings, as these disclosures will be carried forward to our 2008 Form 10-K. Please see these proposed revisions to the disclosure in our 2007 Form 10-K, which are set forth (in pertinent part) in Appendix A.
Obligations and Future Capital Requirements, page 59
3.	We note you disclose that you have outstanding off-balance sheet obligations. In future filings, please provide the disclosure required by Regulation S-K Item 303(a)(4) in a separately-captioned section.
TeleTech’s off-balance sheet obligations consist of purchase obligations and operating lease commitments. The Company’s purchase obligations are for goods and/or services contracted through outstanding purchase orders which are not recognized as liabilities in the Company’s Consolidated Balance Sheet until such goods and/or services are received. We did not have any off-balance-sheet arrangements as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.
In future filings we will clarify our disclosure similar to our proposed revisions to the disclosure in our Form 2007 Form 10-K as presented below:
          The following table summarizes our contractual obligations as of December 31, 2007.

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	Less
	than	1 to 3	3 to 5	Over 5
	1 Year	Years	Years	Years	Total
Credit Facility	$—	$—	$65,400	$—	$65,400
Capital lease obligations	1,645	3,290	1,935	—	6,870
Purchase obligations	23,331	24,201	14,817	138	62,487
Operating lease commitments	32,790	55,588	35,557	31,437	155,372

Total	$57,766	$83,079	$117,709	$31,575	$290,129

•	Contractual obligations to be paid in a foreign currency are translated at the period end exchange rate.

•	Purchase obligations primarily consist of outstanding purchase orders for goods or services not yet received, which are not recognized as liabilities in the Company’s Consolidated Balance Sheet until such goods and/or services are received.

•	The contractual obligation table excludes our FIN 48 liabilities of $1.6 million because we cannot reliably estimate the timing of cash payments. See Note 12 of the Notes to the Consolidated Financial Statements for further discussion.
Item 9A. Controls and Procedures, page 64
4.	We note that your management has concluded that your disclosure controls and procedures and your internal control over financial reporting were not effective as of December 31, 2007. Also, we note that in your Inherent Limitations of Internal Controls subsection on page 68, you state that your system of controls is designed to provide reasonable, not absolute, assurance regarding the reliability and integrity of your accounting and financial reporting. Given the limitations you noted and the design of your accounting and financial reporting reliability, management’s conclusions about the effectiveness of your disclosure controls and procedures and your internal control over financial reporting is unclear. In future filings, please revise this disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and chief financial officer on the effectiveness of your disclosure controls and procedures. In this regard, if true, you may disclose that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective or are not effective at a reasonable assurance level. In the alternative, please remove the section discussing the level of assurance of your accounting and financial reporting. See Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

In future filings, we will disclose that our principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective at a reasonable assurance level or are not effective.
Evaluation of Disclosure Controls and Procedures, page 65
5.	We note your disclosure in the last paragraph of this subsection in which you state that you believe that the consolidated financial statements presented in this document “present, in all material respects, [y]our financial position, results of operations and cash flows as of the dates, and for the periods presented, in conformity with generally accepted accounting principles in the United States of America.” Please tell us the purpose of this disclosure and why it is appropriate.

The purpose of the disclosure was to explain that, although management had concluded that our disclosure controls and procedures were not effective at December 31, 2007, we had performed additional procedures (as described in the four bullet points at the top of page 65) to ensure that our consolidated financial statements were presented in conformity with generally accepted accounting principles in the United States of America. In future filings, we will move this disclosure to immediately follow the four bullet points at the top of page 65 of our 2007 Form 10-K, thereby clarifying the relationship between the disclosure and the additional procedures that we performed. The revised disclosure will state: “Based upon these procedures, we believe that the consolidated financial statements in this Form 10-K (or Form 10-Q, as applicable) fairly present, in all material respects, our financial position, results of operations and cash flows as of the dates, and for the

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periods presented, in conformity with generally accepted accounting principles in the United States of America.”
Remediation Plan, page 66
6.	In the first paragraph of this subsection, you state that management has taken immediate action to remediate the material weaknesses identified in your disclosure controls and procedures and your internal control over financial reporting. In this regard, you have listed a series of remediation efforts that are intended both to address the identified material weaknesses and to enhance your overall financial control environment. In future filings, for each of these efforts, please disclose the status of its implementation and discuss how it would address your material weaknesses and enhance your financial control environment.

In the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2008, we disclosed the status of our remediation efforts and described those efforts that have been completed and those that are still being implemented. In the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2008, we propose to disclose the following, updated as appropriate for activity occurring between the date of this letter and our filing of our Quarterly Report on Form 10-Q:
Management’s Report on Internal Control Over Financial Reporting
In connection with the preparation of this Form 10-K, our management, under the supervision and with the participation of our CEO and Interim CFO, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2007 based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). As a result of that evaluation, management identified the following control deficiencies as of December 31, 2007 that constituted material weaknesses:
Insufficient Complement of Personnel with Appropriate Accounting Knowledge and Training. We did not maintain a sufficient complement of personnel with an appropriate level of accounting knowledge, experience and training in the application of U.S. GAAP and for effective preparation and review of all account reconciliations and analysis over the completeness and accuracy of account balances.
Equity-Based Compensation Accounting. We did not maintain effective controls over the accounting for and disclosure of our equity-based compensation. Specifically, effective controls, including monitoring controls, were not designed to ensure the completeness, existence, valuation and presentation of stock-based compensation transactions related to the granting, pricing and accounting for certain equity-based compensation awards and the related financial reporting for these awards in accordance with U.S GAAP.
Lease Accounting. We did not maintain effective controls over the completeness and accuracy of accounting for leases in accordance with U.S. GAAP. Specifically, effective controls, including period-end financial reporting controls, were not designed to ensure the identification and application of the appropriate accounting principles for the real estate lease arrangements for our delivery centers with respect to certain relevant contractual provisions, including lease inducements, construction allowances, rent holidays, escalation clauses, lease commencement dates and asset retirement obligations.
Remediation Plan
Insufficient complement of personnel with appropriate accounting knowledge and training.  We are remediating this control deficiency by the following actions:
•	In March 2008, we hired a new Vice President and Assistant General Counsel with experience at major law firms, a public company, the Securities and Exchange Commission (SEC) and a public accounting firm, who provides advice with regard to the disclosures in our periodic reports and our equity-based compensation practices;

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•	In May 2008, we hired a new Vice President and Controller who is a licensed CPA with extensive experience in public accounting and public company accounting operations;

•	In July 2008, we hired an assistant controller who reports directly to the Vice President and Controller and is responsible for external/SEC reporting, technical accounting issues (in accordance with U.S. GAAP) and Sarbanes-Oxley compliance;

•	In July 2008, we hired a Manager over equity-based compensation and lease accounting;

•	In August 2008, we hired an assistant corporate controller who is responsible for the general ledger operations and monthly closing processes;

•	We are also actively seeking to hire additional accounting personnel with knowledge of and technical expertise in U.S. GAAP; and

•	We are implementing personnel resource plans and training designed to ensure that we have sufficient personnel with knowledge, experience, and training in the application of U.S. GAAP.
Equity-based compensation accounting. We have completed certain remedial actions and continue to implement additional control procedures in our equity-based compensation practices which we believe will remediate past deficiencies in our historical equity-based compensation practices. To date we have implemented the following:
•	Annual equity awards are granted at a set time each year and are allocated to recipients prior to approval by the Compensation Committee;

•	All grants that require Compensation Committee approval, including new hire, promotion and special circumstance grants, are presented to the Compensation Committee at a monthly scheduled meeting. The Compensation Committee is provided with information on the accounting treatment and any non-standard terms of each proposed grant;

•	A senior member of the Human Capital Department, supported by designated members of the Legal, Tax and Accounting Departments, is responsible for ensuring that the accounting treatment, recipient notification requirements, and required disclosures have been determined for each equity award before the award is authorized by the Compensation Committee;

•	Other than as approved under new grant procedures, changes to grants after their approval date are prohibited, other than to withdraw a grant to an individual in its entirety because of a change in circumstances between approval and issuance of the grant (or to correct clear clerical errors);

•	Hired an Accounting Manager to oversee equity-based compensation with specific experience in equity-based compensation accounting.
We are continuing to implement the following:
•	Provide training for pertinent personnel in the terms of the Company’s equity compensation plans and improved policies and procedures;

•	Implement a software system that will track all equity-based awards and automate the equity-based compensation calculations;

•	Expand internal audit procedures relating to grant approval and documentation;

•	Review the new equity compensation grant practices after one year of operation.
Lease accounting. We are remediating this control deficiency by redesigning our accounting and control processes to provide complete and accurate recording of our real estate lease transactions. Specifically:

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•	We have instituted additional levels of managerial review over all lease agreements and the associated accounting;

•	We have established processes to evaluate all new or modified leases, including the preparation of a summary of key terms for each lease in order to ensure complete and accurate recording of real estate lease arrangements in accordance with U.S. GAAP; and

•	We have hired an Accounting Manager to oversee leases with specific experience in lease accounting.
We believe the remediation measures described above will remediate the control deficiencies we have identified and strengthen our internal control over financial reporting. We are committed to continuing to improve our internal control processes and will continue to review our financial reporting controls and procedures. As we continue to evaluate and improve our internal control over financial reporting, we may decide to take additional measures to address control deficiencies or determine to modify certain of the remediation measures described above.
Item 11. Executive Compensation, page 73
Compensation Discussion and Analysis, page 73
7.	We note your disclosure on page 76 that in 2007 you suspended your prior practice of granting stock options to named executive officers as a means of providing long-term equity awards. Even so, in future filings, please clarify whether the compensation committee has formalized any procedures regarding grants of stock options.

In future filings, we will disclose the current status of the Compensation Committee’s practices and procedures regarding the grant of restricted stock units and stock options, which are as described under the heading “Remediation Plan” in our response to question 6 above. In this regard, we will also clarify that the reference to “equity awards” under the caption “Equity-Based Accounting Practices” in Item 9A is intended to refer to both restricted stock units and stock options.
Executive Compensation Program Design and Implementation, page 76
The Role of Cash Compensation, page 78
8.	In the discussion of your performance-based cash incentives, you indicate that these incentives are awarded based on the compensation committee’s subjective consideration of each executive’s impact on your overall performance by examining eight “success factors.” Also, in your Discretionary Cash Bonuses subsection on page 79, you state that Gregory G. Hopkins and John R. Troka, Jr. received discretionary cash bonuses in 2007 of $375,000 and $160,000, respectively, “in recognition of their exceptional individual achievements and contributions to [your] overall financial performance.” Specifically, you state that you issued these bonuses because of Mr. Hopkins’s primary responsibility for your $159 million revenue growth in 2007 and Mr. Troka’s expanded role and responsibilities in serving as your interim chief financial officer in 2007.

It seems that these performance-based cash incentives and discretionary cash bonuses are based on a subjective evaluation of each executive’s contributions, but it is unclear whether they are triggered by obtaining certain objective financial results or whether it is a completely subjective determination. If certain financial results are quantified, in future filings, please specify those results necessary to trigger any performance-based cash incentives and discretionary cash bonuses. See Item 402 (b)(2)(v) of Regulation S-K. If they are not quantified, please discuss in greater detail the manner in which the compensation committee evaluates the executives’ contributions before awarding performance-based cash incentives and discretionary cash bonuses.

The Company uses objective financial criteria in determining the contributions to fund the incentive benefit pool, while the Compensation Committee’s determination of whether to pay performance-based cash incentives and discretionary cash bonuses to individual executives is based on completely subjective criteria. In future filings, we will disclose the objective financial criteria (revenue and operating margin) that we use to fund the

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incentive benefit pool unless the Company determines that disclosing such information would materially harm the Company.

Specific forward-looking targets or goals with respect to quantified objective financial criteria, if any, relied upon to fund the incentive benefit pool for the then current year will not be reported. Any material changes to the Company’s incentive compensation programs for the then current year that would affect a fair understanding of compensation for the last fiscal year will be discussed in future filings as required by the rules. However, disclosure of the Company’s internal projected revenue and operating income targets and any other projected financial objectives that are the basis for funding the incentive benefit pool with respect to awards not yet earned would not provide shareholders with additional material insight into the Company’s compensation arrangements or the compensation for the last fiscal year beyond what the Company already discloses in its proxy statement, but could materially harm the Company by assisting its competitors in assessing the Company’s costs, pricing, strategies, weaknesses, cash flow, product development and product performance, to the Company’s competitive disadvantage. In addition, disclosure of these forward-looking targets and goals could impair the Company’s ability to negotiate and enter into arrangements or to acquire technologies or products on competitive terms necessary to execute the Company’s growth strategies.

[Quantified objective financial criteria, if any, relied upon to fund the incentive benefit pool for the prior fiscal year will be disclosed unless the Company determines that disclosing such information would materially harm the Company.]

In this regard, the Company proposes to revise the disclosure under the caption “Funding of Incentive Benefit Pool” as follows:
Funding of Incentive Benefit Pool

Funding for performance-based cash incentives under the Management Incentive Plan (“MIP”), discretionary cash bonuses and other employee incentive programs comes from our incentive benefit pool. We make contributions to the incentive benefit pool periodically throughout the year based on our achievement of revenue and operating income objectives in our internal business plan (excluding extraordinary, unusual or infrequently occurring events or changes in accounting principles). We then pay performance-based cash incentives under the MIP, discretionary cash bonuses and other employee incentives out of the incentive benefit pool. The Compensation Committee, however, has discretion to distribute less than the total amount of funds available in the incentive benefit pool.

Performance-based cash incentives (under the MIP) and discretionary cash bonuses paid to individual executives, if any, are based completely on subjective criteria, not on our achievement of objective financial results. Specifically, performance-based cash incentives are subjectively based on the eight “success” factors specified under the caption “The Role of Cash Compensation – Performance-Based Cash Incentives.” While the Compensation Committee can and does consider objective financial results in its subjective evaluation of an executive officer’s performance, there is no formulaic tie between the financial results and the amount of the performance-based cash incentive (under the MIP) or discretionary cash bonus.
Please note that the Company has not determined whether performance-based cash incentives will be paid to any executive officers in 2008. However, we will provide the following disclosure (in pertinent part) under the caption “The Role of Cash Compensation – Performance Based Cash Incentives” regardless of whether we pay performance-based cash incentives to named executive officers:
Performance-Based Cash Incentives.......Specifically, the Compensation Committee pays performance-based cash incentives under the MIP and/or discretionary cash bonuses using a completely subjective determination, considering each named executive officer’s impact on our overall performance by examining the following eight “success factors”: (i) contribution to our overall operating effectiveness, strategic success and profitability; (ii) role in developing and maintaining key

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client relationships; (iii) level of responsibility, scope, and complexity of such named executive officer’s position relative to other named executive officers; (iv) leadership growth and management development over the past year; (v) completion of strategic projects; (vi) innovations to continuously improve performance and improve open communications; (vii) ability to provide hands-on business problem solving and wise business decisions; and (viii) demonstration of business ownership. The Compensation Committee selected these success factors because they are important indicators of increased stockholder value. The success factors are not qualified or weighted for importance.
We will then discuss the specific accomplishments of each named executive officer who receives a performance-based cash incentive or discretionary cash bonus payment (if any), vis-à-vis the eight success factors listed above. For an example, please see the proposed disclosure included below regarding 2007 “discretionary cash bonuses” paid to Messrs. Hopkins and Troka.

Please note that the Company has not determined whether it will pay discretionary cash bonuses to any executive officers in 2008. However, we will provide the following disclosure (in pertinent part) under the caption “The Role of Cash Compensation – Discretionary Cash Bonuses” regardless of whether we pay discretionary bonuses to named executive officers:
Discretionary Cash Bonuses........At the end of each year, the Compensation Committee also has the authority to pay discretionary cash bonuses (in addition to performance-based cash incentives under the MIP) to any executive, including any of the named executive officers. Although the Compensation Committee has not relied heavily on discretionary cash bonuses, the Compensation Committee believes that discretionary cash bonuses are an important component of executive compensation because they provide the Committee with the ability to recognize exceptional individual achievement and contributions to TeleTech’s overall financial performance, especially where the Compensation Committee believes that performance-based cash incentives under the MIP have not adequately compensated the executive officer for his or her performance. In this regard, the Compensation Committee relies on the eight “success factors” used to determine performance-based cash incentives under the MIP. Discretionary cash bonuses are, however, a less significant factor than equity compensation and performance-based cash incentives under the MIP. Its secondary significance is evidenced by the fact that the CEO and the Vice Chairman have not historically received discretionary cash bonuses.
If we pay discretionary cash bonus to any named executive officer in 2008, we will provide the following additional disclosure (in pertinent part) under the subcaption “Discretionary Cash Bonuses,” using the 2007 discretionary cash bonus payments cited in your comment 8 above as an example:
For example, in 2007, the Compensation Committee approved discretionary cash bonuses of $375,000 for Mr. Hopkins and $160,000 for Mr. Troka in recognition of their exceptional individual achievements and contributions to TeleTech’s overall financial performance. The criteria for these awards were entirely subjective, and are not specifically tied to our achievement of objective financial results. The Compensation Committee opted to pay Mr. Hopkins a discretionary cash bonus of $375,000 primarily due to his (i) contribution to our overall operating effectiveness, strategic success and profitability, (ii) role in developing key client relationships and (iii) leadership, as evidenced by Mr. Hopkins’ instrumental role in developing TeleTech’s revenue, which increased by approximately $159 million in 2007 (although there was no objective or formulaic tie between the revenue growth and Mr. Hopkins’ discretionary cash bonus).

The Compensation Committee opted to pay Mr. Troka a discretionary cash bonus of $160,000 primarily due to his: (i) contribution to our overall operating effectiveness, strategic success and profitability; (ii) level of responsibility, scope, and complexity of his position; (iii) leadership; (iv) completion of strategic projects; and (v) ability to provide hands-on business problem solving and wise business decisions. Mr. Troka’s award was attributable to his expanded role and responsibilities, due in large part to the fact that Mr. Troka served as Interim Chief Financial Officer for all of 2007, a year in which there were unprecedented responsibilities placed upon the Finance Department.

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Please note that Mr. Hopkins was not included in the MIP and therefore was not eligible to receive performance-based cash incentives in 2007; he could only receive discretionary cash bonuses in 2007. In 2008, however, Mr. Hopkins is included in the MIP and is eligible to receive incentive-based cash incentives.
9.	In this regard, we note that there is a range of each executive’s performance-based cash incentives that varies based on the officer’s title and responsibilities. For example, Brian J. Delaney’s award range was from zero to 150% of his base salary and John R. Troka, Jr.’s range was zero to 45% of his base salary. Please explain the reason or reasons that you chose these particular varying percentages for these named executive officers.

The reason that the range of performance-based cash incentives for Mr. Troka is lower that the other named executive officers is that Mr. Troka, as the Company’s Interim Chief Financial Officer, is the only named executive officer who is a senior vice president. The other named executive officers are executive vice presidents or above. Furthermore, Mr. Troka started fiscal year 2007 as a vice president, which is one level below senior vice president. For 2008, the maximum award range for vice presidents, senior vice presidents and executive vice presidents is as follows:

Performance-Based Cash Incentives –
Title	Maximum Range of Base Salary
Vice President	Zero to 45%
Senior Vice President	Zero to 112.5%
Executive Vice President and Above	Zero to 150%
We will clarify the disclosure in future filings (as described in the table above) to specifically state the maximum range of performance-based cash awards, based on the positions held by all named executive officers during 2008 (i.e., senior and executive vice presidents).
The Role of Consultants, page 79
10.	In future filings, please clarity whether your chief executive officer met with representatives of Compensia, Inc. or Latham & Watkins, LLP regarding his compensation or the compensation of other named executive officers and identify the members of management with whom these consultants work, if any. Also, please describe in greater detail the nature and scope of the consultants’ assignments and the material elements of their instructions or directions regarding the performance of their duties. See Item 407(e)(3)(ii) and (iii) of Regulation S-K.

In future filings, we will clarify that: (i) our chief executive officer has not met with representatives of Compensia, Inc. or Latham & Watkins, LLP regarding his compensation or the compensation of other named executive officers; and that (ii) Michael M. Jossi, Executive Vice President, Global Human Capital, is the member of management that works with these consultants. We will disclose in greater detail the nature and scope of the consultants’ assignments. Among other things, Compensia provides the Compensation Committee with: (i) a periodic review of our compensation practices and philosophy; (ii) a competitive assessment of our executive compensation levels and pay-for-performance linkage; (iii) an analysis of peer group companies that compete with us in the labor and capital markets and that follow similar compensation models, along with benchmark compensation and benefits data for the peer group; and (iv) a review of our executive cash and equity incentive programs. Latham & Watkins reviews public disclosures relating to executive compensation and advises the Compensation Committee as to corporate governance issues and the legal structure of equity and cash compensation plans.

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The Role of Employment Agreements, page 80
11.	You state that you have employment agreements with Kenneth D. Tuchman, James E. Barlett, and Gregory G. Hopkins. However, it does not appear that you have filed your employment agreement with Mr. Hopkins. If true, in future filings, please file the agreement. If not, please tell us where you have filed the agreement.

We will file Mr. Hopkins’ employment agreement as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2008. Mr. Hopkins was not a Section 16 officer when he entered into his employment agreement with the Company.
Item 13. Certain Relationships and Transactions, page 91
12.	We note your disclosure that your audit committee has not adopted any specific procedures for conducting reviews of related party transactions, but that it instead considers each transaction in light of the specific facts and circumstances presented. In future filings, please revise your disclosure to describe the policies your audit committee has for reviewing, approving, or ratifying related party transactions based upon the specific facts and circumstances presented as required by Item 404(b) of Regulation S-K. The policy required by Item 404(b) should be specific to transactions subject to Item 404(a) of Regulation S-K.

The Company has adopted a Related Party Transaction Policy which requires all officers and directors to complete a questionnaire during the first quarter of each fiscal year. The questionnaire asks officers and directors to describe the terms of all related party transactions, as defined in Item 404(a) of Regulation S-K, that occurred during the prior year and that are anticipated to occur during the current year. The Audit Committee, pursuant to its charter, then reviews and approves all related party transactions. To accomplish this objective, the Audit Committee compares the terms of each related party transaction with the terms offered by at least three unaffiliated vendors in order to determine whether the transactions are at least as fair to the Company as the terms imposed by unaffiliated vendors. The Company will revise the disclosure in future filings to clarify the procedures cited above.

Please note that the Audit Committee will be reviewing its Charter and other policies (i.e., the Related Party Transaction Policy) during the fourth quarter of 2008. If there are any changes to the Charter or related policies which involve related party transactions, we will revise the disclosures in future filings accordingly.
13.	We note your disclosure that the audit committee concluded that the terms of the related party transactions with Avion, LLC and AirMax, LLC “were fair, equitable, and at least as favorable to [you] as the rates charged by third party vendors in arm’s length transactions.” Please tell us, and in future filings please disclose, whether the transactions and agreements with these related parties were comparable to terms you could have obtained from unaffiliated third parties.

The terms of the transactions and agreements with Avion, LLC and AirMax, LLC were comparable to the terms we could have obtained from unaffiliated third parties as supported by terms obtained from three unaffiliated vendors. We will revise the disclosure in future filings accordingly.
*     *     *     *     *
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in each of its filings with the Securities and Exchange Commission, including the Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to any filing; and

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•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
     If you have any questions regarding the responses set forth above, please do not hesitate to contact the undersigned at 303.397.8353, Adriana Langston, Vice President and Controller, at 303.397.8681, or J. David Hershberger, Vice President and Assistant General Counsel, at 303.397.8944.
Sincerely,
John R. Troka, Jr.
Senior Vice President and
Interim Chief Financial Officer

cc:	Scott Stringer
Donna DiSilvio
Kenneth D. Tuchman
J. David Hershberger
Adriana Langston
PricewaterhouseCoopers LLP

Appendix A
Response to Comments 1 and 2 (underlined to show changes)
ITEM 7.  MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Executive Summary
TeleTech is one of the largest and most geographically diverse global providers of business process outsourcing solutions. We have a 26-year history of designing, implementing and managing critical business processes for Global 1000 companies to help them improve their customers’ experience, expand their strategic capabilities and increase their operating efficiencies. By delivering a high-quality customer experience through the effective integration of customer-facing, front-office processes with internal back-office processes, we enable our clients to better serve, grow and retain their customer base. We have developed deep vertical industry expertise and support approximately 250 business process outsourcing programs serving 100 global clients in the automotive, broadband, cable, financial services, government, healthcare, logistics, media and entertainment, retail, technology, travel, wireline and wireless industries.
As globalization of the world’s economy continues to accelerate, businesses are increasingly competing on a worldwide basis due to rapid advances in technology and telecommunications that permit cost-effective real-time global communications and ready access to a highly-skilled global labor force. As a result of these developments, companies have increasingly outsourced business processes to third- party providers in an effort to enhance or maintain their competitive position and increase shareholder value through improved productivity and profitability.
We believe that our revenue will continue to grow over the long-term as global demand for our services is fueled by the following trends:
•	Integration of front and back office business processes to provide an enhanced customer experience. Companies have realized that integrated business processes allow customer needs to be met more quickly and efficiently. This integration results in higher customer satisfaction and brand loyalty and thereby improves their competitive position. A majority of our historic revenues have been derived from providing front-office solutions to our clients. Given our global delivery centers are also fully capable of providing back-office solutions, we are uniquely positioned to grow our revenue by winning more back-office opportunities and providing the services during non-peak hours with minimal incremental investment. Furthermore, by spreading our fixed costs across a larger revenue base and increasing our asset utilization, we expect our profitability to improve over time.

•	Increasing percentage of company operations being outsourced to most capable third-party providers. Having experienced success with outsourcing a portion of their business processes, companies are increasingly outsourcing a larger percentage of this work. We believe companies will continue to consolidate their business processes with third-party providers, such as TeleTech, who are financially stable and able to invest in their business while also demonstrating an extensive global operating history and an ability to cost effectively scale to meet their evolving needs.

•	Increasing adoption of outsourcing across broader groups of industries. Early adopters of the business process outsourcing trend, such as the media and communications industries, are being joined by companies in other industries, including healthcare, retailing and financial services. These companies are beginning to adopt outsourcing to improve their business processes and competitiveness. For example, we have seen an increase in our revenue from the healthcare, retail and financial services industries. We believe the number of other industries that will adopt or increase their level of outsourcing will continue to grow further enabling us to increase and diversify our revenue and client base.

•	Focus on speed-to-market by companies launching new products or entering new geographic locations. As companies broaden their product offerings and seek to enter new emerging markets, they are looking for outsourcing providers that can provide speed-to-market while reducing their capital and operating risk. To achieve these benefits, companies are seeking BPO providers with an extensive operating history, an

Securities and Exchange Commission
October 13, 2008

established global footprint and the financial strength to invest in innovation to deliver more strategic capabilities and the ability to scale and meet customer demands quickly. Given our financial stability, geographic presence in 18 countries and our significant investment in standardized technology and processes, clients increasingly select us because we can quickly ramp large, complex business processes around the globe in a short period of time while assuring a high-quality experience for their customers.
Our Strategy
Our objective is to become the world’s largest, most technologically advanced and innovative provider of onshore, offshore and work-from-home BPO solutions. Companies within the Global 1000 are our primary client targets due to their size, focus on outsourcing and desire for the global, scalable integrated process solutions that we offer. We have developed, and continue to invest in, a broad set of capabilities designed to serve this growing client need. These investments include our TeleTech@Home offering which allows our employees to serve clients from their home. This capability has enhanced the flexibility of our offering allowing clients to choose our onshore, offshore or work from home employees to meet their outsourced business process needs. In addition we have begun to offer ‘hosted services’ where clients can license any aspect of our global network and proprietary applications. While the revenue from these offerings is small relative to our consolidated revenue, we believe it will continue to grow as these services become more widely adopted by our clients. We aim to further improve our competitive position by investing in a growing suite of new and innovative business process services across our targeted industries.
Our business strategy to increase revenue, profitability and our industry position includes the following elements:
•	Deepen and broaden our relationships with existing clients.

•	Win business with new clients and focus on targeted industries where we expect accelerating adoption of business process outsourcing.

•	Continue to invest in innovative proprietary technology and new business offerings.

•	Continue to improve our operating margins through increased offshore delivery, and

•	Selectively pursue acquisitions that extend our capabilities, geographic reach and/or industry expertise.
Our 2007 Financial Results
In 2007, our revenue grew 13.1% over 2006 to $1,370 million. Our income from operations grew 10.9% to $81.8 million in 2007 from $73.8 million in 2006. Income from operations in 2007 included $22.9 million of asset impairment and restructuring charges primarily related to the disposal of our Database Marketing and Consulting business and $11.5 million of selling, general and administrative charges associated with the restatement of our historic financial statements. Excluding both of these charges which totaled $34.4 million, our income from operations in 2007 increased 57.5% to $116.2 million or 8.5% of revenue from $73.8 million or 6.1% of revenue in 2006.
Our improved profitability stems primarily from continued expansion into offshore markets, increased utilization of our delivery centers across a 24-hour period, leveraging our global purchasing power and diversifying revenue into higher margin opportunities.
We have experienced strong growth in our offshore delivery centers, which primarily serve clients located in other countries. Our offshore delivery capacity now spans eight countries and 24,235 workstations and currently represents 63% of our global delivery capabilities. Revenue in these offshore locations grew 37% in 2007 to $550 million and represented 40% of our total revenue. To meet continued client demand in 2007, we added 7,700 gross workstations primarily in offshore locations including the Philippines and Latin America. While historically it was primarily U.S-based clients that were willing to utilize our offshore delivery capabilities we have increasingly seen clients in Europe and Asia Pacific willing to utilize our offshore delivery capabilities and expect

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this trend to continue with clients in other countries. In light of this trend, we plan to continue to selectively expand into new offshore markets. For example, we believe we are one of the first BPO providers to enter the African continent. As we grow our offshore delivery capabilities and our exposure to foreign currency fluctuations increase, we continue to actively manage this risk via a multi-currency hedging program designed to minimize operating margin volatility.
In the third quarter of 2007, Newgen Results Corporation and related companies (hereinafter collectively referred to as “Newgen”) and TeleTech entered into an asset purchase agreement to sell substantially all of the assets and certain liabilities associated with the Database Marketing and Consulting business which represented 1% of our consolidated revenue. This transaction closed on September 28, 2007. During 2007, our income from operations was reduced by $20.4 million related to asset impairment and restructuring charges for this business. During 2007, our income from operations before income taxes and minority interest was reduced by $24.3 million which includes the $20.4 million of asset impairment and restructuring charges discussed above along with a $3.9 million net charge related to the above disposal comprised of a loss on the sale of assets of $6.1 million partially offset by software license income of $2.2 million recorded in Other, net.
In the fourth quarter of 2007, we completed the sale of our Customer Solutions Mauritius subsidiary that owned a 60% interest in our TeleTech Services India Ltd. joint venture and represented less than 1% of our consolidated revenue. We recorded a $7.0 million gain on the sale which was recorded in Other, net.
Our strong financial position, cash flow from operations and low debt levels allowed us to finance a significant portion of our capital needs and stock repurchases through internally generated cash flows. At December 31, 2007, we had $91.2 million of cash and cash equivalents and a total debt to equity ratio of 17.4%. During 2007, we repurchased $47.0 million of our common stock throughout the year and since inception of the share repurchase program in 2001 have invested $162.3 million to acquire approximately 20% of our outstanding stock.
Year Ended December 31, 2007 Compared to December 31, 2006
Revenue
Our strategy of continuing to increase our offshore revenue delivery resulted in an increase in our percentage of off-shore revenue. Our offshore delivery capacity now represents 63% of our global delivery capabilities. Revenue in these offshore locations grew 37% in 2007 to $550 million from $400 million, and represented 40% of our total revenue. An important component of our growth strategy is continued international expansion. Factors that may impact our ability to maintain our offshore operating margins are potential increases in competition for the available workforce, the trend of higher occupancy costs and foreign currency fluctuations.
We have been able to increase our penetration into a broader range of industries and have seen our revenue in the healthcare, retail and financial services industries grow from $251 million during 2006 to $284 million in 2007. We continue to pursue opportunities within these industries as they continue to adopt an outsourcing strategy.
Revenue for the North American BPO for 2007 compared to 2006 was $955.8 million and $814.4 million, respectively. The increase in revenue for the North American BPO was due the inclusion of a full-year of revenue from DAC equating to $30.7 million, the net expansion of client programs of $150.2 million, offset by program terminations of $39.5 million.
Revenue for the International BPO for 2007 compared to 2006 was $396.1 million and $356.1 million, respectively. The increase in revenue for the International BPO was due to the net expansion of client programs of $41.1 million, positive changes in foreign exchange rates resulting in an increase in revenue of $29.7 million, offset by program terminations of $30.9 million.
Revenue for Database Marketing and Consulting for 2007 compared to 2006 was $17.7 million and $40.2 million, respectively. The decrease is due primarily to a net decline in clients and the disposition of the business in September 2007.

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Cost of Services
Cost of services for the North American BPO for 2007 compared to 2006 were $689.8 million and $588.0 million, respectively. Cost of services as a percentage of revenue in the North American BPO remained consistent as compared to the prior year. In absolute dollars the increase is due to the inclusion of a full year of DAC equating to $17.3 million, an increase of $77.7 million in employee related expenses due to implementation of new and expanded client programs and $6.8 million in net increases in the other expenses.
Cost of services for the International BPO for 2007 compared to 2006 were $299.9 million and $272.0 million, respectively. Cost of services as a percentage of revenue in the International BPO decreased due to rapid expansion of our offshore capacity in lower cost locations. In absolute dollars, the increase includes $18.9 million in employee related expenses due to implementation of new and expanded client programs with approximately $7.0 million of that increase due to changes in foreign exchange rates, and $9.0 million in net increases in other expenses.
Cost of services for Database Marketing and Consulting for 2007 compared to 2006 were $11.7 million and $22.8 million, respectively. The decrease from the prior year was primarily due to cost reductions and the disposition of the business in September 2007.
Selling, General and Administrative
Selling, general and administrative expenses for the North American BPO for 2007 compared to 2006 were $126.5 million and $112.7 million, respectively. The expenses increased in absolute dollars as a result of the inclusion of a full year of DAC equating to $8.4 million, third-party legal, accounting, payroll tax and consulting expenses associated with our review of equity-based compensation practices which amounted to $8.2 million, offset by a $2.8 million net decrease in other expenses. These expenses decreased as a percentage of revenue due to greater economies of scale.
Selling, general and administrative expenses for the International BPO for 2007 compared to 2006 were $66.7 million and $62.4 million, respectively. These expenses for the International BPO increased in absolute dollars as a result of third-party legal, accounting, payroll tax and consulting expenses associated with our review of equity-based compensation practices which amounted to $3.2 million and a $1.1 million net increase in other expenses. These expenses decreased as a percentage of revenue due to greater economies of scale.
Selling, general and administrative expenses for Database Marketing and Consulting for 2007 compared to 2006 were $14.3 million and $24.9 million, respectively. The decrease was primarily due to cost reductions, the lower allocation of corporate-level operating expenses and the disposition of the business in September 2007.
Depreciation and Amortization
Depreciation and amortization expense on a consolidated basis for 2007 compared to 2006 was $56.0 million and $52.0 million, respectively. Depreciation and amortization expense in the North American BPO remained relatively consistent as a percentage of revenue with the prior year and increased in the International BPO segment due to the significant expansion of capacity in certain offshore markets. The North American BPO included an increase due to the inclusion of a full year of DAC equating to $1.1 million, and increases in the Philippines of $4.7 million due to new capacity. The International BPO included an increase for Argentina of $2.0 million due to new capacity.
Depreciation and amortization expense in Database Marketing and Consulting decreased $3.5 million compared to the prior year due to assets, primarily software development costs, reaching the end of their depreciable lives and the disposition of the business in September 2007.
Restructuring Charges, Net
During 2007, we recognized restructuring charges of $7.1 million related to both a reduction in force across all three segments and a $4.0 million charge for certain facility exit costs in our Database Marketing and Consulting business.
Impairment Losses

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During 2007, we recognized impairment losses of $15.8 million primarily related to the following items: (i) $15.6 million related to our Database Marketing and Consulting business comprised of $13.4 million related to the impairment of the business’ goodwill in June 2007 and $2.2 million related to leasehold improvement impairments; and (ii) $0.2 million related to the reduction of the net book value of long-lived assets in the North American BPO to their estimated fair values.
Other Income (Expense)
For 2007, interest income and expense were relatively unchanged from 2006. Gain on sale of assets of $0.9 million includes a $7.0 million gain on the sale of our 60% interest in our Indian joint venture partially offset by a $6.1 million loss on sale of our Database Marketing and Consulting business. Other (Expense), net, increased by $2.9 million primarily related to foreign currency transaction losses of $4.1 million partially offset by a $2.2 million benefit from a software license.
Income Taxes
The effective tax rate for 2007 was 26.0%. This compares to an effective tax rate of 23.8% in 2006. The 2007 effective tax rate is positively influenced by earnings in international jurisdictions currently enjoying an income tax holiday and the distribution of income between the U.S. and international tax jurisdictions. The effective tax rate for 2007 is lower than expected due to the second quarter impairment and third quarter restructuring and loss on the sale of subsidiary recorded for our Database Marketing and Consulting business as discussed in Note 13. These charges were all recorded in the U.S. tax jurisdiction and reduced income before taxes recorded in the U.S. and thereby increased the proportion of income before taxes earned in international tax jurisdictions. Finally, we realized a $2.4 million benefit related to a permanent difference in calculating the gain from disposition of our India joint venture in the fourth quarter as discussed in Note 4 and a $1.4 million benefit related to certain tax planning and corporate restructuring activities and the reversal of $0.9 million in deferred tax valuation allowance recorded against tax assets in prior years. Without these items, our effective tax rate in 2007 would have been 32.2%. This compares to an effective tax rate of 23.8% in 2006. In 2006 the effective tax rate includes the benefit from the reversal of a $4.0 million deferred tax valuation allowance recorded against tax assets recorded in prior years. In addition, we recorded new deferred tax assets of $3.3 million due to a corporate restructuring. Without these items, our effective tax rate in 2006 would have been 34.3%. Our effective tax rate could be adversely affected by several factors, many of which are outside of our control. Further, income taxes are subject to changing tax laws, regulations and interpretations in multiple jurisdictions, in which we operate, as well as the requirements, pronouncements and rulings of certain tax, regulatory and accounting organizations. In future years, our effective tax rate is expected to return to approximately 30% to 33%, principally because we expect our distribution of pre-tax income between the U.S. and our international tax jurisdictions to return to more typical levels seen in recent years.
Liquidity and Capital Resources
Cash Flows from Financing Activities
For the years 2007, 2006 and 2005, we reported net cash flows provided by (used in) financing activities of $(30.1) million, $38.4 million and $(37.0) million, respectively. The change from 2006 to 2007 is due primarily to a decrease in net borrowings on the line of credit of $37.9 million due to higher cash balances and increased purchases of our outstanding stock of $30.4 million The change from 2005 to 2006 resulted primarily from a decrease in the purchase of our outstanding stock of $51.3 million and increased exercises of stock options by employees of $12.0 million.

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